UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-7758

REPORT FOR PERIOD

July 1, 2005 to September 30, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects (“IPP’s”).

Attached is the information required pursuant to HCAR 35-26417.

(1)	A balance sheet as of the relevant report date. See Exhibit A.

(2)	Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)	Name, owner, and location of each IPP served by CSW Energy during the quarter. See Exhibit C.

(4)	The amount of compensation received for each IPP project. See Exhibit C.

(5)
Information on intercompany transactions with CSW Energy related to CSW Energy’s consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and (c) the total dollar amount of services provided, broken down by associate company.   None.

Exhibit A
CSW Energy, Inc.
Balance Sheet
September 30, 2005
(Unaudited)
($000‘s)

Assets

Current Assets:
Cash and Cash Equivalents	$7,367
Advances to Affiliates	9,104
Accounts Receivable - Nonaffiliated	1,131
Accounts Receivable - Affiliated	5,832
Income Tax Benefit	2,620
Prepaid Expenses and Other	4,273
Total Current Assets	30,327

Investments In and Advances to Energy Projects	40,220

Other Assets:
Construction in Progress and Project Development Costs	5
Property, Plant, and Equipment, net	116,963
Other	676
Total Other Assets	117,644

Total Assets	$188,191

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$256
Accounts Payable - Affiliated	1,799
Long-term Debt Due Within One Year	8,106
Accrued Liabilities and Other	1,439
Total Current Liabilities	11,600

Long-term Debt	55,595
Deferred Income Taxes	56,420
Other	6,317
Total Liabilities	129,932

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	73,542
Accumulated Deficit	(15,284)
Total Shareholder's Equity	58,259

Total Liabilities and Shareholder's Equity	$188,191

Exhibit B
CSW Energy, Inc.
Statements of Operation
For the Twelve Months Ended September 30, 2005 and 2004
(Unaudited)
($000‘s)

	2005	2004
OPERATING REVENUE:
Electric Revenues	$13,117	$12,316
Equity in Income from Energy Projects	5,626	15,499
Operating and Maintenance Contract Services	11,098	12,281
Other	(488)	454
Total Operating Revenues	29,353	40,550

OPERATING EXPENSES:
Operating, Maintenance and Supplies	10,043	13,242
Depreciation and Amortization	7,698	9,928
Salaries, Wages and Benefits	3,627	4,369
General and Administrative Expenses	6,740	10,245
Total Operating Expenses	28,108	37,784

INCOME FROM OPERATIONS	1,245	2,766

OTHER INCOME (EXPENSE):
Interest Income	8,177	2,699
Interest Expense	(4,584)	(6,273)
Sale of Project Ownership Interest	-	104,624
Provision for Asset Impairment	-	(1,650)
Other	1,540	8,047
Total Other Income	5,133	107,447

INCOME BEFORE INCOME TAXES	6,378	110,213

INCOME TAX EXPENSE (BENEFIT)	(5,713)	34,571
INCOME BEFORE DISCONTINUED OPERATIONS	12,091	75,642

DISCONTINUED OPERATIONS, NET OF TAX	-	1,291

NET INCOME	$12,091	$76,933

Exhibit C

Services Provided to IPP's by CSW Energy
July 1, 2005 to September 30, 2005

Company Providing Service	Compensation Received ($000's)	Facility Receiving Service	Owner(s)	Location
CSW Energy, Inc	95	Mulberry	Bear Stearns & Company- 100%	Florida
CSW Services International, Inc (a subsidiary of CSW Energy, Inc)	2,187	Sweeny Cogeneration LP	CSW Energy- 50%; SFG-Q, Inc. - 50%	Texas

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 29th day of November, 2005.

/s/  Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation